DERRICK & BRIGGS, LLP
A PROFESSIONAL PARTNERSHIP
ATTORNEYS AND COUNSELORS AT LAW
GARY W. DERRICK
CHASE TOWER, 28TH FLOOR
100 NORTH BROADWAY AVENUE
OKLAHOMA CITY, OKLAHOMA 73102-8831
M. COURTNEY BRIGGS

April 6, 2010

Via EDGAR and email to windsorc@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628
Attn: Mr. Christian Windsor, Special Counsel

Re: Life Partners Holdings, Inc.
Form 10-K for Fiscal Year Ended February 28, 2009
File Number 0-07900

Dear Mr. Windsor:

We write in response to comments from the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") on March 18, 2010, regarding the Form 10-K for the fiscal year ended February 28, 2009 (the "*Form 10-K*"), for Life Partners Holdings, Inc. ("*we*" or "*Life Partners*").

To aid the Staff's review, we have repeated each comment in its entirety in the original numbered sequence.

Form 10-K for the Year Ended February 28, 2009
Item I. Description of Business, page 3

1. You state on page 4 that you "have sponsored funds (y)ourselves and may do so in the future." Please address the following and please provide us with your proposed disclosures.

   a. Tell us in detail and revise your future filings to more clearly discuss the extent of your fund sponsorship activities. Clearly identify the form of such sponsorship and how it is reported in your financial statements.

Response:

We divide our fund activities between institutional funds, for which we have acted as a purchasing agent, and funds that we have sponsored. Our level of involvement with institutional funds has accounted for 0.5%, 8.0% and 7.2% of our total revenues in fiscal years 2010, 2009 and 2008, respectively, and thus represents a relatively small amount of our total activity. Further, the one institutional fund for which we acted as purchasing agent from fiscal 2008 through fiscal 2010 has closed, and we are not presently acting as purchasing agent for any other institutional funds. Regarding sponsored funds, we have not yet closed a sponsored fund and we have no funds under

management. As a result, we believe the disclosures that would typically cover registrants with multiple funds under management would not apply until and unless such time as we have closed and are actively managing sponsored funds.

To discuss this matter more clearly, we propose to include the following in our next Form 10-K. The edit marks reflect the changes from the present Form 10-K.

"We categorize our purchasers of life settlements as institutional or retail. Institutional purchasers are typically investment funds designed to acquire and hold life settlements. From the beginning of fiscal 2008, we have acted as the purchasing agent for one institutional fund, in which we have a \$6.5 million investment as of February 28, 2010. The institutional fund has acquired policies through us having a face value of \$278 million. The institutional fund accounted for 0.5%, 8.0% and 7.2% of our total revenues in fiscal years 2010, 2009 and 2008, respectively."

"We have pursued the sponsorship of two funds ourselves. In fiscal 2008, we initiated a fund to raise from \$20 million to \$100 million to acquire policies, but were not successful in obtaining sufficient subscriptions to close the fund. The fund was structured as a limited partnership, and we offered the interests ourselves and through placing brokers in a private placement. In fiscal 2010, we initiated a second fund to raise \$10 million. This fund is also structured as a limited partnership, and we are offering the interests ourselves and through placing brokers to a small number of qualified investors in a private placement. The fund has not closed and we cannot ensure that we will raise the required capital. We pursue the sponsorship of funds believing that these funds will expand our retail efforts by affording purchasers an alternative to the current retail model in which purchasers acquire direct interests in policies. We believe that securities brokers are accustomed to seeing investment products in a fund structure and their familiarity with fund structures may increase broker interest. We also believe the fund structure will aid market penetration by enabling us to sell in states that treat life settlements as securities, which limits or blocks our ability to sell in those states."

b. For each fund that you are involved in, please provide us with a tabular breakdown that identifies: the fund's name, amount of your investment in the fund, nature and amount of the fund's activities including the amount of policies held, nature and form of your fund sponsorship or managerial activities and/or other relationship with the fund, and identify how such involvement is reported in your financial statements.

Response:

We have not yet closed a sponsored fund and are not actively managing sponsored funds. As a result, we believe the requested disclosures would not apply until and unless such time as we have closed and are actively managing sponsored funds.

c. Revise future filings to quantify the amount of any investment in such funds and the amount of revenues generated from transactions on behalf of such funds.

Response:

We shall make the requested disclosures when applicable.

d. We note that a Regulation D filing was filed for the fund Life Partners Life Settlement Fund-I LP. Revise your future Exchange Act filings to discuss the nature of the activities of this fund. Please also disclose the nature of your involvement in this fund, including the amount of your investment, management fees received, and any operational or managerial obligations you have to the fund.

Response:

As noted in our proposed disclosures, this fund is in its offering period and has not yet closed. Since the fund is offered as a private placement and has not closed, we are concerned that more extensive disclosures about the fund could jeopardize applicable Federal and state exemptions, and question the value of such disclosures until the fund has closed. If and when the fund does close, we will provide the requested disclosures.

e. We note you disclose in Note 6 on page 45 your investment in a partnership which was created for the acquisition of life settlements. Please revise all future filings to disclose the name of this fund. Please identify the original sponsor of this fund, and identify the manager of the fund.

Response:

We shall revise our future filings to include the requested disclosures. For the Staff's information, the partnership was "Life Fund I, L.P." in which we purchased an 11% interest for $5 million. Last year, the partnership was migrated to a Luxembourg joint stock company named "Life Assets Trust, S.A.", which is the corporation referred to in Note 10 of our Form 10-Q for the period ended November 30, 2009. The corporation is affiliated with Jeff Serra, a Texas-based entrepreneur and former chairman, president and CEO of Phibro Energy. WestLB AG, a German financial institution, provided the bulk of the capital for the corporation (formerly, the partnership) and may also be considered an affiliate of the corporation.

f. We note your disclosure on page 23 that you do not engage in any off-balance sheet arrangements or transactions. Pursuant to Item 303(A)(4) of Regulation S-K, please revise this section in all future filings to address your fund sponsorship activities, as well as any other off-balance sheet activities as appropriate.

Response:

We shall revise our future filings to include the requested disclosures when and if we have closed and are actively managing sponsored funds.

2. Please tell us and revise future filings to more clearly discuss the inherent conflict of interest in your various lines of business. For example, please discuss how you determine which policies to purchase for your own investment portfolio, which policies to direct to funds that your sponsor, invest in, or have other relationships with, and which policies you broker to unaffiliated third-party investors. Identify any corporate policies that provide guidance or address how you make this determination for each policy. Further, discuss how you consider the exercise of your fiduciary responsibilities to the interested parties in each of these circumstances, since those responsibilities would appear to be inherently in conflict.

Response:

We are mindful of the potential for conflicts of interest in our business model, and note that such conflicts are more likely to affect our purchasers than our shareholders, who are affected only to the extent that conflicts might affect our operations. As to our purchasers, we have taken steps internally to address such conflicts. Our steps include efforts to ensure the neutral pricing of policies. If policies are priced according to risk, there is no economic reason for favoring one policy over another. One factor in policy pricing is assessing life expectancy, which is determined in our model by an independent medical doctor. Once we have the life expectancy, we apply a pricing formula to determine value. Another factor that reduces the impact of conflicts is that policies are typically sold in pieces rather than in whole. Thus, several purchasers participate side-by-side in a single policy, which diminishes the risk that one purchaser might be favored over another purchaser. The methods by which purchasers select policies also reduce the potential for conflicts. For retail purchasers, we post available policies on our website, which enables retail purchasers to select the policy or policies in which they wish to participate. Institutional purchasers will typically set the parameters of policies that they wish to acquire.

We also note that we are not competing with our purchasers when we purchase for our own account. The purchases for our own account arise from settlements and goodwill purchases typically from holders who can no longer afford the monthly premiums. In the fiscal years 2010, 2009 and 2008, we acquired 972 policies for our own account, 524 of which were acquired in the Colorado settlement and 447 of which were goodwill purchases. We do not reoffer the policies we acquire in settlements or goodwill purchases and thus do not compete with our purchasers with respect to these policies. We rarely purchase for our own account direct interests in policies offered to retail or institutional purchasers.

We have invested approximately $6.5 million in an institutional fund, Life Assets Trust, S.A. (formerly Life Fund I, L.P.), which purchases life settlements. Since its formation in 2007, the fund has purchased life settlements having a face value of approximately $710 million. We and other life settlement providers have facilitated life settlement transactions for the fund. We facilitated settlements for the fund having a face value of $278 million. To place this in context, we facilitated settlements having a face value of over $1.7 billion in the last three fiscal years, and the Life Assets Trust transactions accounted for only 0.5%, 8.0% and 7.2% of our total revenues in fiscal years 2010, 2009 and 2008, respectively. We also note that the compensation we earn from retail transactions is comparable to, if not higher than, the compensation earned from transactions with institutional buyers generally and Life Assets Trust, specifically, which diminishes any financial incentive to favor institutional buyers. For these reasons, we believe our investment in Life Assets Trust, S.A. and our role in facilitating life settlements for it does not pose meaningful conflicts of interest.

As previously noted, we have not yet closed a sponsored fund and are not actively managing sponsored funds. Thus, we do not face the conflicts posed by sponsored funds.

We shall include in our next Form 10-K a discussion of potential conflicts of interests and our manner of addressing those conflicts. We anticipate that the discussion will precede the paragraph on page 5 headed "*The Life Settlement Market and Competition*" and will read as follows:

> "*Conflicts of Interest*. Our business model can pose conflicts of interest, which may arise when we purchase policies for our own account while purchasing policies for others. Conflicts could arise between retail and institutional purchasers if we were to favor one over the other. A financial incentive to favor one type of purchase could exist if the compensation that we earn is higher with one type of purchaser than the other or, in the case of institutional purchasers, if we have a financial interest in the institutional purchaser. We have pursued the sponsorship of funds that would acquire policies. If we were to close a sponsored fund, the fund would compete with retail and other institutional purchasers for policies and would pose conflicts of interest."
>
> "We believe that several factors mitigate the conflicts. We work to ensure the neutral pricing of policies, that is, that policies are priced according to the value and risk presented. If pricing is neutral, there is no financial reason for favoring one policy over another. A primary driver in policy pricing is assessing life expectancy, which is determined in our model by independent agents, generally an experienced medical doctor. Once we have the life expectancy, we apply a fixed pricing formula to determine the purchase price. Further, most sellers are represented by experienced brokers, who know the market for settlements. Another factor that reduces the impact of conflicts is that policies are typically sold in pieces rather than in whole. Thus, several purchasers participate side-by-side in a single policy, which diminishes the

risk that one purchaser might be favored over another purchaser. The methods by which purchasers select policies also reduce the potential for conflicts. For retail purchasers, we post available policies on our website, which enables retail purchasers to select the policy or policies in which they wish to participate. Institutional purchasers will typically set the parameters of policies that they wish to acquire."

"We also avoid conflicts since we rarely compete against our retail or institutional purchasers in acquiring policies. The bulk of the policies we have acquired for our own account were purchased as part of settlement agreements or goodwill purchases, in which we acquired a policy that we had previously sold because the policy was no longer suitable for the purchaser. These were not opportunities that we offered to our retail or institutional purchasers and thus we were not competing with our purchasers. In the fiscal years 2010, 2009 and 2008, we acquired 972 policies for our own account, all but one of which were a part of a settlement or a goodwill purchase. We have invested in an institutional fund, for which we served as purchasing agent. The fund is no longer acquiring policies. Its purchases from us were never more than 8% of our revenues in any one year, and our compensation from the fund was less than the compensation we typically earned on retail purchases."

Management's Discussion and Analysis, page 17

3. In the fiscal year ended February 28, 2009, and continuing for the first three quarters of your current fiscal year, your direct investment in policies has expanded each quarter. In your next Management's Discussion and Analysis, please discuss management's view of this change in the manner that you deploy your capital. Also, consider revising your disclosure to discuss any risk that Life Partners might experience as a result of investing in the policies.

Response:

We shall revise our future filings to discuss management's view of this change and shall consider the attendant risks that we might experience. We anticipate that the discussion would read as follows:

"We purchased policies of $7,863,521 in fiscal 2010 compared to $8,013,324 in fiscal 2009 and $464,212 in fiscal 2008. Of the policies purchased in fiscal 2010 and 2009, $6,441,625 and $6,318,665, respectively, represented policies that we acquired in a settlement with the state of Colorado. We completed the settlement in our first quarter of fiscal 2010 (ended May 31, 2009). Since our first quarter, we have acquired only $660,961 of policies for our own account, and we expect that this lower rate of purchase will continue. We believe that we will profit from the investment in our policies when they mature and have not taken an impairment charge against the investments."

"In fiscal 2010, we invested $1,227,542 in a corporation, which acquired life settlements. Our investment followed an earlier investment of $5,000,000 in the corporation's predecessor partnership in fiscal 2009. In addition to investing, we acted as a purchasing agent for the corporation and its predecessor partnership. The corporation is no longer acquiring life settlements and we do not anticipate further investments."

4. In future filings, revise your Management's Discussion to include management's view as to whether the increase in direct investment in policies is necessitated by the growth in available policies and the ability to find adequate investors for the number and size of policies that have become available over the period.

Response:

As noted in response to comment 3, the increase in purchases for our own account were due to the Colorado settlement. We completed the settlement in the first quarter of 2010, and our purchases – which now consist of goodwill purchases – have returned to historic levels. In the second quarter of 2010, we purchased policies for $163,251, in the third quarter, $290,294, and the fourth quarter, $207,416, for a total of $660,961 since the first quarter. In the disclosures proposed in response to comment 3, we believe we make clear that the increases stemmed from the Colorado settlement and were unrelated to the supply or demand for policies.

5. Revise your discussion in your next filing that contains a Management's Discussion and Analysis section, to discuss the impact, if any, of recent court cases which might subject Life Partner's transactions with policyholders to state minimum value requirements.

Response:

We are aware of the 16 states that have minimum payment requirements for viatical and/or life settlements. These requirements do not often affect our transactions. Several of the requirements cover only viaticals and, given advances in HIV/AIDs treatment, the market for viatical settlements has largely disappeared. We do not deal in new viatical settlements. To the extent the payment requirements might cover life settlements, only nine states have requirements covering life expectancies of 36 months or more. In each of these states, the minimum requirement is either the cash surrender value or 30% to 50% of the policy face value. We do not typically deal with life expectancies of 36 months or less and the minimum payment requirements for longer life expectancies are lower than what the market typically pays for such life expectancies. Thus, the requirements applicable to life settlements do not usually affect our life settlements. We are not aware of recent court cases that would affect our transactions. If the Staff could identify a case or cases, we could better assess the impact of the case.

Financial Statements
Note 5. Investment in Policies, page 44

6. We note your disclosure here regarding "the impairment charges recorded during the year ended February 28, 2009. We also note you have had additional impairment charges during the subsequent interim periods. Please revise your future filings to address the following:

   a. Clearly disclose how you tested for impairment.

   b. Clearly disclose how you computed the amount of the impairment charge.

   c. For the policies on which you recorded an impairment charge during the periods presented, disclose the reason for the impairment in your investment in the policies, e.g., a change in expected mortality or a change in the credit worthiness of the issuer of the underlying insurance, etc.

   d. Tell us how many of the impaired policies related to policies purchased from the Colorado settlement and the amount of the impairment charges on those policies.

Response:

We shall revise our future filings to address the items enumerated in (a) through (c). There were no impairment charges related to the policies purchased from the Colorado settlement.

Note 14. Contingencies, page 51

7. You state here that on final settlement, you are "usually reimbursed for these advances." You state on page 40 that you "believe that the vast majority of the advances will eventually be collected either through direct repayments from purchasers or at the time when the policies mature." However, during the last three years we note that your reimbursements received for advances have continued to range between 18% and 31% of advances made. Please tell us how you determined that you expect to be reimbursed for the "vast majority" of these advances. For the final settlements that occurred in each period presented, please provide us with the percentage of the time you receive full reimbursement at or before final settlement for the amounts already advanced. Please disclose this percentage in future filings.

Response:

We are fully reimbursed for advances when the policy matures upon an insured's death. While there is a possibility that we would not be fully reimbursed – if, for example, a policy were unenforceable – we consider the possibility to be remote. We have been fully reimbursed in 100% of the cases to date in which we made an advance

and the policy has matured. We see no developments that would cause us to change our belief that the risk of non-reimbursement is remote.

As noted in Note 2 to our fiscal 2009 audited financial statements, the increase in aggregate advances, net of aggregate reimbursements, that the Staff notes results from increases in the volume of settlements handled. As our business has grown and the volume of settlements has increased, aggregate advances will grow also. Since advances precede reimbursements, advances will exceed reimbursements while the business grows. This trend does not alter our expectation that we shall be fully reimbursed for each advance when the policy matures. We shall include this discussion in future filings.

Signature Page

8. In future filings, please amend the signature page to identify the Chief Accounting Officer or Controller, as required by General Instruction D(2)(a) of Form 10-K.

Response:

We shall amend the signature page in future filings to identify the Chief Accounting Officer or Controller as required.

Executive Compensation, page 28 (as incorporated from your Definitive Proxy filed on Schedule 14A on June 25, 2009)
Summary Compensation Table, page 10 of Proxy

9. Please tell us why the amounts paid pursuant to your executive incentive bonus programs are shown in column (d) in the table rather column (g). See Item 402(c)(vii) of Regulation S-K.

Response:

We shall move the bonus amounts from column (d) to column (g) in our next proxy statement.

Compensation Discussion and Analysis, page 11 of Proxy

10. In future filings, please revise to provide greater analysis regarding the compensation decisions made by the company with respect to the NEOs in the most recent year. Refer to Item 402(b)(1)(iv) and (2)(ix) of Regulation S·K.

Response:

We shall include greater analysis in our future filings regarding our compensation decisions.

Compensation Discussion and Analysis, page 11 of Proxy

11. In future filings, revise your discussion to provide additional analysis as to how the Compensation Committee determined that the bonus pool for your executive officers, which pays out 1% or your net income to each participant, is consistent with the goals and objectives of your executive compensation program.

Response:

We shall include additional analysis in our future filings to reconcile the bonus pool to the goals and objectives of our executive compensation program.

Form 10-Q for the period ended November 30, 2009
Item 1. Financial Statements
Note 8. Investments in Securities, page 10

12. Please revise all future *interim and annual* filings to disclose the information required by ASC 320-10-50-6 through 50-8. In addition, please provide us with this information for your securities held as of the period ended November 30, 2009.

Response:

We shall revise future interim and annual filings to disclose the information required by ASC 320-10-50-6 through 50-8. As indicated more fully in response to comment 13, we believed that an impairment charge at November 30, 2009, was not appropriate because the losses reflected declines in the securities markets generally and that the value of the securities would rise and the market rose. The securities are diversified mutual funds and are not geographic or industry specific. Our cash position would not likely require that we sell the funds, and we were pleased with the rates of return. As noted below, we have subsequently determined to record an impairment charge at February 28, 2010, based on our conclusions that the market recoveries had largely stabilized and we could not expect significant increases in the price of the funds.

13. We note that your available-for-sale securities have been in an overall unrealized loss position (i.e. the fair value is well below the cost basis) at February 28, 2009 and 2008, as well as at each of the quarters ended May 31, 2009, August 31, 2009, and November 30, 2009. Please tell us in detail how you were able to conclude that the decline in fair value was not other-than-temporary. In your response, please specifically tell us how you considered the guidance in ASC 320-10-35-30 through 35-32. To the extent that you are able to support that these securities were not other-than-temporarily impaired at February 28, 2010, please provide expanded disclosure in your next Form 10·K to describe your basis for this conclusion. Revise to clearly describe the nature of these securities. We may have further comment based on your response.

Response:

The securities in question are income and equity mutual funds, which we classify as available-for-sale securities. Through November 30, 2009, we viewed the losses as temporary in that the losses reflected declines in the securities markets generally and, after the market drop in October 2008, the markets have increased as did the fair value of our securities. During our fiscal year 2009 (March 1, 2008 through February 28, 2009), the DJIA and NASDAQ Composite indices were down 42.4% and 39.3%, respectively.

Our securities were down 51.8% in the same period. In fiscal 2010, the DJIA and NASDAQ Composite indices were up 46.2% and 62.4%, respectively, while our securities were up 52.5%, reflecting a complete rebound.

Other guidance in ASC 320-10-35-30 through 35-32 suggested to us that the losses were temporary. We did not have an immediate need for the capital, which enabled us to hold the securities for a time sufficient for their price recovery. Since the securities were funds (i.e., diversified), the losses did not reflect the decline in a particular issuer's financial condition or adverse conditions specifically related to the type of security or a particular industry or geographic area. Factors have begun to emerge over the last few quarters, however, suggesting that the losses were other than temporary: the length of time that the securities were in a loss position and some reductions in the dividend rates.

We wish to advise the Staff that we have concluded, based on our latest analysis of these securities, that the unrealized losses are no longer temporary in nature and we have included those losses in our earnings for fiscal 2010, which will be reported in our next Form 10-K and which we announced in a press release dated March 26, 2010 (see Form 8-K filed March 30, 2010).

Thank you for your prompt attention to our responses. Please direct any further questions or comments to me at 405-235-1900 (tel), 405-235-1995 (fax) or derrick@derrickandbriggs.com (email) or David M. Martin, Life Partners, at 254-751-7797 (tel), 254-741-6017 (fax) or dmartin@lifepartnersinc.com (email).

Sincerely yours,

Gary W. Derrick